June 16, 2010
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall, Assistant Director

Re:	Denbury Resources Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 Response Letter Dated April 16, 2010 File No. 001-12935
Dear Mr. Schwall:
     The purpose of this letter is to confirm our understanding, based on a phone message received with John Cannarella, the SEC has granted us an extension of an additional four business days to respond to the questions listed in the SEC’s letter dated June 2, 2010. The primary reason for our request for additional time is the availability of key individuals who will be reviewing our responses.
Sincerely,
/s/ Mark C. Allen
Mark C. Allen
Sr. Vice President and Chief Financial Officer